EXHIBIT 23.3
CONSENT OF FINANCIAL ADVISOR
June 29, 2007
Board of Directors
Monticello Bancshares, Inc.
10696 St. Augustine Rd.
Jacksonville, Florida 32257
Gentlemen:
     We hereby consent to the inclusion of the Fairness Opinion addressed to the Board of Directors of Monticello Bancshares, Inc. and to the inclusion of such opinion as Appendix B and to the references made to such letter in this Joint Proxy Statement/Prospectus constituting part of this Registration Statement on Form S-4 of CapitalSouth Bancorp and Monticello Bancshares, Inc. In giving our consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulation of the Securities and Exchange Commission promulgated thereunder.
Very truly yours,
/s/ McKinnon & Company, Inc.